MAIL STOP 3561

March 7, 2007

Michael Moran, CEO
Allion Healthcare, Inc.
1660 Walt Whitman Road, Suite 105
Melville, New York 11747

      Re: **Allion Healthcare, Inc**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 16, 2006
              File Number 000-17821

Dear Mr. Moran:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Emerging Growth
              Companies